October 6, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:    Abby Adams

                    Celeste Murphy

                    Kristin Lochhead

                    Terence O’Brien

Re:	Foresight Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed August 12, 2021

Ladies and Gentlemen:

On behalf of Foresight Acquisition Corp. (the “Company”), reference is made to the letter dated September 16, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Separately today, the Company has submitted to the Commission Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) through EDGAR in response to the Staff’s comment. This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in the Comment Letter.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto and a statement identifying the location in Amendment No. 1 of the requested or revised disclosure, if any. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

For the Staff’s convenience, we are also providing copies of this letter and Amendment No. 1 marked to show changes from the Proxy Statement. Unless otherwise indicated, page references in the Company’s responses are to pages in the marked copy of Amendment No. 1. All capitalized terms that are not defined in this letter have the meanings ascribed to those terms in Amendment No. 1.

Schedule 14A filed August 12, 2021

Notice of Special Meeting, page i

1.	Provide us your analysis regarding how the Nasdaq Proposal is sufficiently specific to satisfy the listing requirements where you do not specify the number of shares or the time frame.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the notice of special meeting and on pages 7, 11, 121 and 185 of Amendment No. 1 to add more specificity to the share issuances to be approved in the Nasdaq Proposal by disclosing the maximum number of shares of Class A Common Stock that may be issued to the holders of shares of Class V Common Stock in connection with the future exchange of their P3 LLC Units and shares of Class V Common Stock, and by clarifying that such exchange right has no expiration. The Company respectfully submits that the other categories of share issuances to be approved in the Nasdaq Proposal are sufficiently specific to satisfy the listing requirements in that the maximum number of shares that may be issued and the transactions in which they are to be issued are disclosed and described.

Gatefold Graphic, page ii

2.	Here, on page 208 and elsewhere in the prospectus where you refer to P3 as a “market leader” or make statements of leadership, revise to clarify your basis for these claims.

Response: In response to the Staff’s comment, the Company has amended its language and removed its reference to being a “market leader” in the Gatefold Graphic at the forepart of the document and on page 212 of Amendment No. 1.

Risk Factors Summary, page 4

3.

Where the Risk Factor section is more than 15 pages long, you should include a bulleted or numbered list no more than two pages long of the principal risk factors in the summary. Please move this section to the summary. Refer to Item 105(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has moved the risk factors summary to the summary section on page 41 of Amendment No. 1.

4.	Revise the introductory paragraph to clarify that you have outlined the principal risks, not “certain risks.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 41 of Amendment No. 1 accordingly.

5.	Revise to highlight the conflicts of interests of the Foresight sponsor, board and management.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 42 of Amendment No. 1 accordingly.

Summary Term Sheet, page 6

6.

Revise to provide the summary term sheet beginning on the first or second page of the document, and shorten it to briefly describe the most material terms of the transaction in bullet point format, cross-referencing more detailed disclosure later in the document. Revise the introductory paragraph to clarify that you have highlighted the most material terms of the transaction, rather than “certain information” contained in the document. Revise the summary term sheet to more prominently highlight the tax receivable agreement, the various parties’ conflicts of interest, including the sponsor and affiliates differing financial interests. Refer to Item 1001 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 through 5 of Amendment No. 1 accordingly.

Ownership of P3LLC and the Company at the Closing, page 12

7.

Revise your disclosure to show the potential impact of the redemptions on the per share value of the shares owned by non-redeeming shareholders to include not only the minimum and maximum redemption levels, but also an interim redemption level.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe disclosure of the impact of the redemptions on the per share value of shares owned by non-redeeming stockholders based on an interim redemption level would be material or useful to the Company’s stockholders, given the immaterial differences between the minimum and maximum redemption scenarios as described in the section entitled “Comparative Share Information” previously included on page 116 of the Proxy Statement, which the Company has moved to page 48 of Amendment No. 1 so that it is disclosed more prominently. For example, as disclosed in that section, the book value per share was $0.36 and $0.36 on a combined pro forma basis for the no redemption scenario and maximum redemption scenario, respectively.

However, in response to the Staff’s comment, the Company has revised its disclosure on pages 32 and 167 of Amendment No. 1 detailing the expected ownership of the Company following the closing of the Business Combinations based on an interim redemption scenario, in addition to the no redemption scenario and maximum redemption scenario previously included. In addition, the Company has included a new risk factor on page 88 of Amendment No. 1 to describe the potential impact of redemptions on non-redeeming stockholders.

Questions and Answers About the Proposals for Foresight Stockholders

What is being voted on at the special meeting of stockholders?, page 16

8.

Provide a risk factor more specifically addressing the risks associated with the waiver of the corporate opportunity doctrine for the exempt persons, which also identifies the exempt persons and their potential conflicts of interest. We note the general risk factor on pages 77-78 lists the proposed charter amendments.

Response: In response to the Staff’s comment, the Company has included a new risk factor on page 78 of Amendment No. 1 addressing the risks associated with the waiver of the corporate opportunity doctrine for the exempt persons.

Summary of the Proxy Statement

Conditions of the Closing, page 34

9.	Please identify the closing conditions that are subject to waiver here and in the Q&A on page 19. Provide a risk factor that addresses material risks that are subject to waiver.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 24 and 132 of Amendment No. 1 accordingly, and has provided the requested risk factor on page 94 of Amendment No. 1.

Interests of Certain Persons in the Business Combination, page 39

10.

Please revise to further quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of the business combination. Include the current value of securities held, loans extended, fees due and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. Highlight this information in the related Q&A on page 24 and cross-reference it from the summary term sheet.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes it has already provided significant disclosure regarding the interests of the Sponsor, directors and officers in the Business Combinations, including disclosure regarding the amount and value of the securities held by the Sponsor and the interests held by the Company’s directors and officers in the securities held by the Sponsor. Please refer to pages 24, 39 and 162 of the Proxy Statement (and pages 13, 30 and 165 of Amendment No. 1). In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 30 and 165 of Amendment No. 1 to include additional disclosure regarding additional potential interests with respect to loans to the Company and reimbursement of expenses. The Company has also included a cross-reference in the summary term sheet on page 5 of Amendment No. 1.

11.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company. Highlight this information in the related Q&A on page 24.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 30 and 165 of Amendment No. 1 accordingly.

Organizational Structure, page 43

12.

Revise the diagram prior to the business combination to identify the forms and percentages of ownership of the various related parties of P3 and Foresight. Include pre-combination information for the blocker parties. Provide a diagram that depicts the two business combinations being voted upon in proposal 1, the merger transaction and the blocker merger.

Response: In response to the Staff’s comment, the Company has included updated diagrams on pages 34 through 37 of Amendment No. 1 accordingly.

13.	Revise an appropriate section of the document to clarify the purpose or advantages, to whichever parties of the structure following the merger.

Response: In response to the Staff’s comment, the Company has provided an additional Q&A titled “What is an ‘Up-C’ Structure?” in the “Question and Answers about the Proposals for Foresight Stockholders” section on page 10 of Amendment No. 1.

Risk Factors

Risks Related to P3’s Business and Industry, page 56

14.	Revise your COVID-19 related risk factor to reflect the current state of the pandemic and its impact on P3 in less generic terms.

Response: In response to the Staff’s comment, the Company has revised its disclosure beginning on page 55 of Amendment No. 1 accordingly.

Risks Related to Foresight and The Business Combinations

Subsequent to the completion of the Business Combinations, we may be required to take write-downs or write offs, restructuring an impairment, page 81

15.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 93 of Amendment No. 1 accordingly.

Risk Related to Ownership of Common Stock Following the Business Combinations, page 93

16.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative action.” The exclusive forum risk factor on page 96 states that the proposed charter will exclude Securities Act and Exchange Act claims from the exclusive forum provision, which is consistent with the Forum Selection disclosure on page 259. Your disclosure regarding the matter for which you are seeking a shareholder vote on pages 119 and 177; however, only excludes claims arising under the Securities Act. The disclosure on page 179 disclosure does not provide any clarification. Please revise the disclosure of the provision for which you are seeking a shareholder advisory vote to clarify whether this provision also applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 11, 27, 121 and 181 of Amendment No. 1 accordingly.

General Risk Factors, page 100

17.

Material weaknesses over internal controls are not general risks that any registrant faces or typically seen in any offering. Revise to move these risks to a more appropriate section of the risk factors and include in this section only those risks that could involve any registrant or any offering. Refer to Item 105(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company moved the referenced risk factors to page 82 of Amendment No. 1 so that they are not included under a general risks heading.

Stockholder Proposal No. 1—The Business Combinations Proposal, page 125

18.

On page 151, disclose when Foresight entered into preliminary discussions with the nine companies, when they entered into NDAs with the other three companies, and when and by which party those discussions ended. For example, disclose the current pipeline of targets as of February 13, 2021.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 153 and 154 of Amendment No. 1 accordingly.

19.	Revise the disclosure on page 152 to briefly explain the purpose of the “business associate agreement.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 154 of Amendment No. 1 accordingly.

20.

Disclose the potential terms discussed on February 22, 2021 between the parties, at the subsequent meetings, including March 1, 2021. Provide the purported bases for the parties’ positions on the implied equity values at the March 1, 2021 meeting.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 154 and 155 of Amendment No. 1 accordingly.

21.	On page 152, on March 4, 2021, clarify why P3 emerged as the frontrunner among the potential targets and quantify the other potential targets.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 154 and 155 of Amendment No. 1 accordingly.

22.	On page 153, quantify the SPACs with which JPM approached to market P3.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 155 of Amendment No. 1 accordingly.

23.	Revise the background section generally to disclose the material terms on the initial summary term sheet and how the material terms changed over time, including which party prompted the change.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes it has disclosed the material terms of the initial term sheet, how those material terms changed over time and which party prompted the change. Please refer to pages 153 and 154 of the Proxy Statement and pages 155 and 156 of Amendment No. 1. In response to the Staff’s comment, the Company has revised its disclosure on pages 157 and 158 of Amendment No. 1 to disclose additional detail regarding the changes to the material terms included in the draft Merger Agreement and the identity of the party that prompted the changes.

Certain Unaudited P3 Prospective Financial Information, page 160

24.

Expand your disclosures to provide additional information surrounding the material assumptions and estimates underlying the projections on page 161 to provide investors with sufficient information to evaluate the projected financial information. For example:

•

Identify the market and geographical regions for the revenue projections and the specific market growth rates and projected market rate penetrations to help provide additional insight into the range in these rates underlying the revenue projections. Explain how the market rate growth and market rate penetrations were determined.

•	Disclose material assumptions related to acquisitions and new facilities; and

•	Disclose material assumptions used to determine projected expense amounts in arriving at growth profit and adjusted EBITDA

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 164 and 165 of Amendment No. 1 accordingly.

Information about P3, page 208

25.

Clarify how P3’s affiliate model works. For example, how do you establish staffing guidelines, regulatory compliance, and maintain standards of care in this form of collaboration. We note the discussion on page 215. Also, clarify why your model emphasizes affiliates, yet your revenue was driven by increased fee for service revenue at “owned clinics and increased fees associated with care coordination services,” as disclosed on page 236. What portion of these increases were attributable to owned clinics versus affiliate revenue.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 212, 219, 241 and 242 of Amendment No. 1 accordingly

26.

Clarify how your model works with various forms of state licensing requirements and restrictions on persons or entities with whom physicians are permitted to be affiliated or share fees. In addition, significantly expand the disclosure on page 222 describing these laws in the specific jurisdiction in which you currently operate.

Response: In response to the Staff’s comment, the Company has provided an additional risk factor regarding the risk to P3 if any of P3’s owned or managed clinics lost their regulatory licenses, permits and/or registrations, or become ineligible to receive reimbursement, on page 71 of Amendment No. 1 and additional disclosure under the caption “Regulatory Licensing and Certification” on page 226 and on page 227 of Amendment No. 1.

27.	Disclose in how many states or regions you currently operate and the geographic areas into which you next plan to expand.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 235 of Amendment No. 1 under “Growing Membership in Adjacent and New Markets.”

28.

With reference to the projections disclosed on pages 161, please revise to disclose the operating plan for the business in the coming few years as well as the intended uses of proceeds raised through the business combinations and PIPE financing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 165 and 235 of Amendment No. 1 accordingly.

29.	Increase the font in the graphic on page 217 so it is large enough to be legible.

Response: In response to the Staff’s comment, the Company has increased the font size in the graphic on page 221 of Amendment No. 1.

Government Regulation, page 222

30.	Significantly expand this section to address the regulations applicable to P3’s industry, particularly the health care fraud and abuse laws.

Response: In response to the Staff’s comment, the Company has provided additional disclosure under the caption “Healthcare Fraud and Abuse Laws” beginning on page 227 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of P3 Overview, page 228

31.	On page 230, clarify the time frame for your “99% physician retention rate in [y]our affiliate provider network.”

Response: In response to the Staff’s comment, the Company has clarified that the time frame is from 2018 through March 31, 2021 on pages 219, 221 and 235 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of P3 Results of Operations, page 235

32.

We see that you attribute the increase in revenue for the three months ended March 31, 2021 compared to March 31, 2020 and for the year ended December 31, 2020 compared to December 31, 2019 to the increase in the total number of at-risk members. Please revise to also discuss how changes in capitation rates contributed to the fluctuation in revenue over those periods. In that regard, we see that capitation revenue per at-risk member also increased over the same period.

Response: In response to the Staff’s comment, the Company has updated the interim period and full year discussion to include revenue per member on pages 241 and 244 of Amendment No. 1.

33.

As a related matter, please revise to also discuss any other contributing factors to the increase in medical expense over the periods presented. In that regard, it appears that medical expense increased in excess of the percentage increase in at-risk members period over period.

Response: In response to the Staff’s comment, the Company has updated the interim period and full year discussion to include cost per member on pages 242 and 245 of Amendment No. 1.

34.

Expand the discussion throughout this section to not only recite the changes in your results, but to provide an analysis by which potential investors may better understand why the results changed. For example, your corporate, general and administrative expenses increased 47% for the year ended December 31, 2020, which you explain as primarily attributable, in part, to an increase in salaries and benefits of $10.2 million. Clarify whether the increases were driven by hiring. Also, clarify what you mean by “community outreach spend.” Refer to Item 303 of Regulation S-K and Release Nos. 33-6835 (May 18, 1989) and 33-8350 (Dec. 29, 2003).

Response: In response to the Staff’s comment, the Company has updated the interim period and full year results of operations discussion beginning on page 240 of Amendment No. 1 to provide additional analysis and on the changes in the results, and has revised its disclosure to include references to headcount increases, and replaced references to “community outreach spend,” on pages 242 and 245 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 243

35.

Please provide analysis and additional detail here and in the discussion of results of operations of the circumstances and estimates underlying the recognition of a $20.5 million premium deficiency reserve liability at December 31, 2019, and the elimination of that reserve as of December 31, 2020. Discuss known trends and events, and the specific factors that you reasonably expect will have a material impact on future reserve amounts. Refer to Item 303(a)(3)(i) and (ii) of Regulation S-K

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 252 of Amendment No. 1 accordingly.

Beneficial Ownership of Securities, page 273

36.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Hudson Vegas Investment, LLC.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 284 of Amendment No. 1 accordingly.

* * *

Please do not hesitate to contact Grant Levine at (954) 768-8209 or the undersigned at (954) 768-8232, with any questions or comments regarding any of the foregoing.

Very truly yours,

Laurie Green

cc: Michael Balkin, Foresight Acquisition Corp.